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                           December 20, 2022

       Jason Weimer
       Manager
       Gratus Capital Properties Fund III LLC
       718 Washington Ave N, Suite 400
       Minneapolis, MN 55401

                                                        Re: Gratus Capital
Properties Fund III LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed December 14,
2022
                                                            File No. 024-11552

       Dear Jason Weimer:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Jeffrey Gabor at 202-551-2544 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Jonathan Sabo, Esq.